Mail Stop 3561

June 15, 2006

Irwin Gubman
People's Choice Home Loan Securities Corp.
7515 Irvine Center Drive
Irvine, California 92618

> **Re:    People's Choice Home Loan Securities Corp.**
> **Post-Effective Amendment 1 to Registration Statement on Form S-3**
> **Filed May 19, 2006**
> **File No. 333-125734**

Dear Mr. Gubman:

We have limited our review of your filing for compliance with Regulation AB. Please note that our limited review covers only those issues addressed in the comments below.  Please also note that our comments to either the base prospectus and/or the supplements should be applied universally, if applicable.

Where indicated, we think you should revise your document in response to these comments.  If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.  Please be as detailed as necessary in your explanation.  In some of our comments, we may ask you to provide us with supplemental information so that we can better understand your disclosure.  After reviewing this information, we may raise additional comments.

The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects and welcome any questions you may have about our comments or on any other aspect of our review.  Feel free to call us at the telephone numbers listed at the end of this letter.

**Registration Statement on Form S-3**

General

1. Please confirm that the depositor or any issuing entity previously established, directly or indirectly, by the depositor or any affiliate of the depositor has been current and timely with Exchange Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class. Please refer to General Instruction I.A.4. of Form S-3. Also, please provide us with the CIK codes for any affiliate of the depositor that has offered a class of asset-backed securities involving the same asset class as this offering.

2. Please confirm that all material terms to be included in the finalized agreements will also be disclosed in the final Rule 424(b) prospectus, or that finalized agreements will be filed simultaneously with or prior to the final prospectus. Refer to Item 1100(f) of Regulation AB.

3. Please also confirm that you will file unqualified legal and tax opinions at the time of each takedown.

4. Please note that a takedown off of a shelf that involves assets, structural features, credit enhancement or other features that were not described in the base prospectus will usually require either a new registration statement, if to include additional assets, or a post-effective amendment. Refer to Rule 409 of the Securities Act, which requires that the registration statement be complete at the time of effectiveness, except for information that is not known or reasonably available. Please confirm for us that the base prospectus includes all assets, credit enhancements or other structural features reasonably contemplated to be included in an actual takedown.

5. It appears that you contemplate offering both notes and certificates pursuant to this document. The prospectus supplement you provided, however, relates only to the notes. Please advise or provide a prospectus supplement relating to the certificates**.**

6. Disclaimers of liability for material information provided by issuers or underwriters or any of their affiliates is not appropriate. Please delete all such disclaimers of accuracy and completeness, such as the one found on page S-107 of the prospectus supplement.

**Base Prospectus**

Cover

7.  Delete the phrase "or other type of credit enhancement, even if not specified herein." The base prospectus should specifically describe all structural features of the securities. Please delete this and any other language that indicates additional credit enhancements may be added in the prospectus supplements.

The Mortgage Loans, page 4

8.  We note that the variable or adjustable rate mortgage loans may be based on an index. Please expand your disclosure in the base prospectus to identify the indices on which these rates may be based. Additionally, please note that the only indices permitted under the definition of an asset-backed security are indices similar to those involved in an interest rate swap or a currency swap. Please refer to Section III.A.2. of Release Nos. 33-8518; 34-50905.

9.  Please revise to specify what you mean by your reference on page 5 to "another type of mortgage loan" as set forth in the prospectus supplement. The base prospectus should specifically describe all assets underlying the securities. Please delete this and any other language that indicates additional assets may be described in the prospectus supplement.

Evidence as to Compliance, page 22

10. Please revise this section to disclose the requirement for an annual report on assessment of compliance with servicing criteria for asset-backed securities by any entity that is performing activities listed under Item 1122(d) of Regulation AB. Refer to Exchange Act Rule 15d-18 and Item 1122 of Regulation AB. Also, revise to clarify the servicer will use the applicable servicing criteria in paragraph (d) of Item 1122 to assess compliance with the servicing criteria.

Pre-Funding Account, page 38

11. Please confirm that any pre-funding period will not extend for more than one year from the date of issuance. Refer to Item 1101(c)(3)(ii) of Regulation AB.

Description of Credit Enhancement, page 41

12. Please provide a bracketed placeholder in the prospectus supplement if a credit enhancement provider might be liable or contingently liable to provide payments representing 10% or more the cash flow supporting any offered class. Refer to Item 1114(b) of Regulation AB.

Swaps and Yield Supplement Agreements, page 47

13. Please revise this section to indicate that the swaps and agreements contemplated will be limited to interest rate or currency agreements. In that regard, please delete all references to "other swaps" or "other types of derivative products" in this section and on page 1 of the base prospectus.

14. Either delete your reference to the "total return swaps" and "credit derivatives" or provide us with your legal analysis to explain how these derivative instruments would meet the definition of asset-backed security under Item 1101(c)(1) of Regulation AB. Please refer to the discussion at Section III.A.2. of SEC Release No. 33-8518 and to Item 1115 of Regulation AB for a description of permissible derivative products.

Purchase Obligations, page 48

15. We note the different forms that are contemplated under the umbrella of purchase obligations. Please revise your disclosure to separately discuss each form of purchase obligation. Please disclose the general terms and conditions of each form and explain how each form operates. Note that all credit enhancements should be discussed in the base prospectus.

16. Please provide us with your analysis of how the purchase obligations comply with Rule 3a-7 of the Investment Company Act. Please note that your response and registration statement may be referred to the Division of Investment Management for review and additional comments may be forthcoming.

Available Information, page 126

17. Please update to reflect the SEC's new address: 100 F. Street, NE, Washington, D.C., 20549.

**<u>Prospectus Supplement</u>**

<u>General</u>

18. Please include a table itemizing all fees and expenses to be paid or payable out of the cash flows from the pool assets.  Refer to Item 1113(c) of Regulation AB.  We suggest showing items paid out of the servicer's fee be shown with footnotes or indented or in some other fashion to provide a comprehensive picture of where the fees are going.  Also, please add this section to the table of contents.

19. If applicable, please include a separately captioned section and disclose any legal proceedings pending against the sponsor, seller, servicer, depositor, trustees, issuing entity or other transaction parties that would be material to investors.  Refer to Item 1117 of Regulation AB.

20. Please add a separately captioned section to disclose the affiliations and certain relationships and related transactions of the transaction parties referred to in Item 1119 of Regulation AB.

21. We note that page 38 of the base prospectus contemplates a pre-funding account to purchase additional mortgage loans.  Please provide a bracketed placeholder in the supplement showing that you will provide the disclosure required by Items 1111(g) and 1103(a)(5) of Regulation AB.

22. In the appropriate section of this document, please disclose the amount of expenses incurred in connection with the selection and acquisition of the pool assets payable from the offering proceeds.  Refer to Item 1107(j) of Regulation AB.

<u>Cover Page</u>

23. Please include a statement that the securities represent the obligations of the issuing entity only and do not represent the obligations of or interest in the sponsor, depositor or any of their affiliates.  Refer to Item 1102(d) of Regulation AB.

24. Please identify the distribution frequency and first expected distribution date for the Notes.  Refer to Item 1102(g) of Regulation AB.

Summary of Prospectus Supplement, page S-4

25. Please revise your disclosure to identify any classes of securities issued in the same transaction that are not being offered by the prospectus.

26. Please identify, in an appropriate section of the summary, any events in the transaction agreements that can trigger liquidation or amortization of the asset pool or other performance triggers that would alter the transaction structure or flow of funds. Refer to Item 1103(a)(3)(vii) of Regulation AB.

Servicing of the Mortgage Loans and Securities Administration, page S-9

27. Please summarize the amount or formula for calculating the fee that the servicer(s) will receive for performing its duties, and identify from what source those fees will be paid and the distribution priority of those fees. Refer to Item 1103(a)(7) of Regulation AB.

The Mortgage Pool, page S-26

28. While we note from your disclosure in the prospectus supplement that the proposed transaction will not include delinquent assets, your disclosure on page 3 of the base prospectus indicates that delinquent assets may be included in an asset pool. Please revise this section to include bracketed disclosure illustrating the delinquency information you would provide, if applicable. See Items 1111(c) and 1100(b)(1) of Regulation AB. You may also refer to Section 1.01 of Regulation AB Telephone Interpretations available on our website. Additionally, please confirm that delinquent assets will comprise less than 20% of each asset pool.

29. The base prospectus indicates that the trusts may include commercial loans. Please revise the prospectus supplement to add disclosure in response to Item 1111(b)(9) of Regulation AB.

## Part II

Undertakings, page II-3

30. Please revise to provide the complete undertaking required by Item 512(a)(1)(ii) of Regulation SK.

Signatures

31. Please confirm that the registration statement is signed by at least a majority of the depositor's board of directors or revise accordingly. Refer to General Instruction V.B. of Form S-3.

Exhibits

32. It appears that the pooling and servicing agreement you have incorporated by reference in exhibit 4.1, the sale and servicing agreement in exhibit 4.5 and the subservicing agreement in exhibit 4.6, do not comply with the new requirements in Exchange Act Rule 15d-18. Please advise and provide us with an updated agreement when available, marked to show changes made to comply with Regulation AB.

33. We are unable to locate all the exhibits to exhibit 4.5. In the next amendment, please include all exhibits to the exhibits.

*        *        *        *        *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all the facts relating to a company's disclosure, they are responsible for the accuracy and adequately of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rule 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

If you have any questions regarding these comments, you may contact John Stickel at (202) 551-3324. If you need further assistance, you may contact me at (202) 551-3315.

Sincerely,


Hanna T. Teshome
Special Counsel


cc:     Via Facsimile (804) 788-8218
        Thomas Y. Hiner, Esq.
        Hunton & Williams
        951 E. Byrd Street
        Riverfront Plaza, East Tower
        Richmond, Virginia 23219